EXHIBIT 99.1

Argonaut Gold Shareholders and Alio Gold Securityholders Approve Merger to Create North American Diversified Intermediate Gold Producer

TORONTO and VANCOUVER, British Columbia , May 20, 2020 (GLOBE NEWSWIRE) -- Argonaut Gold Inc. (“Argonaut” or “Argonaut Gold”) (TSX: AR) and Alio Gold Inc. (“Alio” or “Alio Gold”) (TSX, NYSE-A: ALO) are pleased to announce that Argonaut shareholders and shareholders and certain securityholders of Alio approved all matters voted on at their respective annual general and special meetings held earlier today, including approving the transaction announced on March 30, 2020 to combine companies, creating a diversified, North American intermediate gold producer.

Argonaut Gold Voting Results

The merger with Alio was approved by 99.81% of the votes cast by Argonaut shareholders, with shareholders holding 106,837,086 shares or 59.13% of the outstanding shares of Argonaut present in person or represented by proxy at the meeting.

All matters presented for approval at the Argonaut Gold Annual and Special Meeting by management were duly authorized and approved, as follows:

Resolution	Votes For	Votes Against
Number of Directors	94,931,839 (99.75%)	239,410 (0.25%)
Appointment of Auditors	106,319,977 (99.57%)	457,789 (0.43%)
Say on Pay Advisory Vote	93,958,523 (98.73%)	1,212,726 (1.27%)
Share Incentive Plan	93,956,853 (98.72%)	1,214,396 (1.28%)
Share Issuance (Alio transaction)	94,991,350 (99.81%)	179,899 (0.19%)

Detailed voting results regarding the election of directors are as follows:

Name	Outcome of Vote	Shares Voted For	Shares Withheld
James E. Kofman	Elected	94,635,518 (99.44%)	535,731 (0.56%)
Peter C. Dougherty	Elected	94,879,997 (99.69%)	291,252 (0.31%)
Christopher R. Lattanzi	Elected	91,908,119 (96.57%)	3,263,130 (3.43%)
Peter Mordaunt	Elected	94,712,726 (99.52%)	458,523 (0.48%)
Dale C. Peniuk	Elected	94,491,116 (99.29%)	680,133 (0.71%)
Audra B. Walsh	Elected	94,864,918 (99.68%)	306,331 (0.32%)
Ian Atkinson	Elected	94,719,123 (99.52%)	452,126 (0.48%)

Alio Gold Voting Results

The merger with Argonaut was approved by 99.39% of the votes cast by Alio shareholders and 99.47% of the votes cast by Alio shareholders and holders of Alio options, Alio PSUs, Alio RSUs and Alio DSUs, voting on a “post-conversion” basis as a single class with the Alio shareholders, shareholders holding 43,798,595 shares or 56.75% of the outstanding shares of Alio and securityholders holding 54,710,524 securities or 58.62% of the outstanding options, PSUs, RSUs and DSUs of Alio, present in person or represented by proxy at the meeting.

All matters presented for approval at the Alio Gold Annual and Special Meeting by management were duly authorized and approved, as follows:

Resolution	Votes For	Votes Against
Appointment of Auditors	48,418,901 (99.22%)	379,694 (0.78%)
Approval of Arrangement by Shareholders (Argonaut transaction)	37,425,368 (99.39%)	229,562 (0.61%)
Approval of Arrangement by Securityholders (Alio Shareholders, Alio optionholders, Alio PSU holder, Alio RSU holders and Alio DSU holders)	43,337,297 (99.47%)	229,562 (0.53%)

Detailed voting results regarding the election of directors are as follows:

Name	Outcome of Vote	Shares Voted For	Shares Withheld
Mark D. Backens	Elected	37,180,406 (98.74%)	474,524 (1.26%)
Stephen Lang	Elected	37,058,351 (98.42%)	596,579 (1.58%)
Paula Rogers	Elected	37,142,591 (98.64%)	512,339 (1.36%)
George Brack	Elected	37,067,014 (98.44%)	587,916 (1.56%)
John Mansanti	Elected	37,073,454 (98.46%)	581,476 (1.54%)
David Whittle	Elected	37,133,490 (98.62%)	521,440 (1.38%)

On closing of the transaction, Argonaut and Alio shareholders will own approximately 76% and 24% of the merged company, respectively, on an issued share basis.  The merged company will continue as Argonaut Gold with the ticker symbol AR on the Toronto Stock Exchange (TSX).  The closing of the transaction is subject to standard conditions precedent for a merger transaction, including approval of the transaction by the British Columbia Supreme Court and receipt by Argonaut and Alio of all required regulatory and government approvals, and is expected to close in June.

About Argonaut

Argonaut Gold is a Canadian gold company engaged in exploration, mine development and production.  Its primary assets are the El Castillo mine and San Agustin mine, which together form the El Castillo Complex in Durango, Mexico and the La Colorada mine in Sonora, Mexico.  Advanced exploration projects include the Cerro del Gallo project in Guanajuato, Mexico and the Magino project in Ontario, Canada.  The Company continues to hold the San Antonio advanced exploration project in Baja California Sur, Mexico and several exploration stage projects, all of which are located in North America.

About Alio

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

For further information, please contact:

Dan Symons
VP, Investor Relations
Argonaut Gold Inc.
Tel:  416-915-3107
dan.symons@argonautgold.com

Paul Jones
SVP, Corporate Development
Alio Gold Inc.
Tel: 604-638-8949
paul.jones@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE American accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements
This press release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of Argonaut Gold and Alio Gold. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the various mineral projects of Argonaut and Alio; expectations with respect to future cash flows from operations, net debt and financial results; the successful completion of proposed acquisitions; metal or mineral recoveries; synergies and financial impact of completed acquisitions; the benefits of the development potential of the properties of Argonaut and Alio; the future price of gold, copper, and silver; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; market volatility and disruptions in many aspects of Argonaut’s and Alio’s business due to a pandemic virus outbreak, such as COVID-19, resulting from government policies restricting mobility assembly, or contact with, employees and suppliers across the global supply chain; and currency exchange rate fluctuations. Except for statements of historical fact relating to Argonaut or Alio, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of the management of Argonaut or Alio at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Argonaut or Alio and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include risks of the mining industry, the spread of COVID-19 and the impact of government policies to ameliorate COVID-19, failure of plant, equipment or processes to operate as anticipated, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and labour disputes.

These factors are discussed in greater detail in Argonaut’s and Alio’s (i) most recent Annual Information Forms, and (ii) most recent Management Discussion and Analysis, which are each filed on Argonaut’s and Alio’s respective SEDAR profiles and provide additional general assumptions in connection with these statements. Argonaut and Alio caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Argonaut and Alio believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this presentation should not be unduly relied upon. These statements speak only as of the date of this presentation.

Although Argonaut and Alio have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Neither Argonaut nor Alio undertakes any obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Comparative market information is as of a date prior to the date of this document.

Source: Argonaut Gold Inc.

Source: Alio Gold Inc.